UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                     to
Commission File Number: 1-8444
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Future Care: The America West Airlines 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, Arizona 85281

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
December 31, 2005 and 2004
Note: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the are not applicable

Report of Independent Registered Public Accounting Firm
The Participants and Administrator
Future Care: The America West Airlines 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Future Care: The America West Airlines 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Future Care: The America West Airlines 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i), schedule of assets (held at end of year) as of December 31, 2005, and Schedule H, line 4(a), schedule of delinquent participant contributions, for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG
Phoenix, Arizona
June 27, 2006

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:

Non interest bearing cash	$22,921	$—
Investments, at fair value	546,613,745	468,010,342
LCC Stock fund	15,271,385	9,943,607
Participant loans	17,771,760	17,300,740

Total investments	579,679,811	495,254,689

Contributions receivable:
Participants	210,738	6,194
Employer	350,182	609,873

Net assets available for benefits	$580,240,731	$495,870,756

See accompanying notes to financial statements.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$31,512,173
Interest	896,432
Dividends	18,660,684

51,069,289

Contributions:
Participant	38,239,873
Employer	24,524,309

Total additions	113,833,471

Deductions from net assets attributed to:
Benefits paid to participants	(29,382,711)
Administrative fees	(80,785)

Total deductions	(29,463,496)

Increase in net assets available for benefits	84,369,975

Net assets available for benefits:
Beginning of year	495,870,756

End of year	$580,240,731

See accompanying notes to financial statements.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The following description of Future Care: The America West Airlines 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
(a)	General

On January 1, 1989, America West Holdings Corporation (America West Holdings or the Plan Sponsor), a holding company with no business activity other than its investment in America West Airlines, Inc. (AWA) (collectively, the Company), established the Plan for all employees of the Company who have met certain eligibility requirements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for employee and matching employer contributions in accordance with Sections 401(k) and 401(m) of the Internal Revenue Code.

The Plan has engaged Fidelity Management Trust Company (the Trustee) to provide recordkeeping, asset management and administrative services to the Plan. Effective February 1, 2000, the Company’s board of directors amended and restated the Plan to allow for the purchase of the Company’s stock through a Company Stock Fund.

On May 19, 2005, America West Holdings signed a merger agreement with US Airways Group, Inc. pursuant to which America West Holdings agreed to merge with a wholly owned subsidiary of US Airways Group, Inc. Following the merger, America West Holdings continued as a wholly owned subsidiary of US Airways Group, Inc. The merger became effective on September 27, 2005 at which time the Company’s board of directors amended and restated the Plan so that all Company Stock held in the Company Stock Fund at the time of merger automatically converted into, and became exchangeable for shares of US Airways Group, Inc. Common Stock. As a result of the merger the name of the Company Stock Fund was changed to the LCC Stock Fund. Additionally, the amendment closed the LCC Stock Fund to new participant investments; however, participants were allowed to retain any existing investments in the fund.

As of December 31, 2005, 23 different fund choices are made available to Plan participants for contributions.

(b)	Eligibility

Employees are eligible to participate in the Plan upon meeting the following criteria: (i) first of the month following three months of service unless a director or above, who require one hour of service; and (ii) not a member of a collectively bargained unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise.

(c)	Contributions

Plan contributions consist of three components: (i) eligible employee deferral contributions up to 50% of the participant’s compensation each pay period subject to an annual before tax dollar limitation in accordance with the Internal Revenue Service ($14,000 for 2005). In addition, participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
contributions”) above the annual IRS limitations ($4,000 for 2005); (ii) a discretionary employer matching contribution, as determined annually by the Company’s board of directors (which was 50% of the employee deferral contribution up to 6% of the participant’s compensation for 2005); and (iii) roll over contributions from a participant’s personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions in accordance with the guidelines specified in the Plan document.
Effective January 1, 2004, participants represented by the Air Line Pilots Association, International (ALPA) may elect voluntary after-tax contributions up to 50% of the participant’s compensation for the Plan year. Additionally, these participants are eligible for discretionary supplemental contributions by the Company, which in 2005 amounted to $14,070,354.
(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, all contributions by the Company, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant’s account in each investment fund on a daily basis.

(e)	Vesting

Participants are fully vested in their contributions and the earnings thereon. Participants become fully vested in employer contributions and earnings thereon after five years of service with the Company as reflected in the following vesting schedule:

Vesting
Completed years of service	percentage
2	20%
3	40%
4	60%
5 or more	100%
(f)	Forfeitures

Upon termination of service, a participant forfeits any nonvested employer contributions and earnings thereon. Such forfeitures are used to reduce future contributions by the Company. Effective January 1, 2002, forfeitures may be used to pay Plan administrative expenses attributed to the Company. Forfeitures totaled $167,906 during the year ended December 31, 2005 and the entire amount was used to reduce the Company’s contributions.

(g)	Administration

The Plan is sponsored by the Company and administered by the Company’s 401(k) Administrative Committee, composed of six employees of the Company.

Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets to the extent not paid by the Company. The Company paid approximately $30,000 in

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Plan administrative expenses during the year ended December 31, 2005, and Plan assets were used to pay $80,785 in Plan administrative expenses during the same period.
(h)	Distributions

Distributions from the Plan are available upon any of the following events: (i) termination of employment with the Company; (ii) retirement; (iii) attainment of age 59-1/2; (iv) financial hardship; (v) disability or death. The participant (or the beneficiary) will receive a lump-sum distribution of the value of the account. If the value of the account is greater than $1,000 then the distribution may be deferred. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participant elects to roll over their distributions into an Individual Retirement Account or another qualified retirement plan.

(i)	Loans to Participants

The Plan allows for participant loans. A loan made to a Plan participant shall be an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant’s account up to $50,000. Loans bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee and range from 5% to 10.5% and are collateralized by the borrower’s assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period or up to 30 years in the event the loan is for the purchase of a principal residence. Repayment is performed by payroll deduction from active employees and by direct payment for inactive or terminated employees. Pursuant to a collective bargaining agreement between AWA and its pilots, the Plan permits pilots to have up to two loans outstanding.

(j)	Investment Options

Participants of the Plan may allocate contributions among the 23 investment options described below. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. Funds are also invested in the LCC Stock Fund, however after the merger this fund became closed to future contributions.
Fidelity Puritan Fund
Normally invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debts securities, including lower-quality debt securities, when its outlook is neutral.
Fidelity Magellan Fund
Normally invests in common stocks. The fund may invest in securities of domestic and foreign issuers. No more than 40% of the fund’s assets may be invested in companies operating exclusively in any one foreign country.
Fidelity Equity Income II Fund
Normally invests at least 80% of total assets in income producing equity securities, which tends to lead investments in large cap value stocks. The fund may potentially invest in other

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
types of equity securities and debt securities, including lower-quality debt securities. The fund may invest in securities of domestic or foreign issuers.
Spartan U.S. Equity Index Fund
Normally invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States.
Fidelity U.S. Bond Index Fund
Normally invests at least 80% of total assets in bonds included in the Lehman Brothers Aggregate Bond Index.
Fidelity Growth Company Fund
The fund is structured to seek long-term capital appreciation by investing mainly in companies with above-average growth potential.
Fidelity Overseas Fund
Normally invests at least 80% of total assets in foreign securities. The fund normally invests in common stocks.
Fidelity Managed Income Portfolio
Invests in investment contracts offered by major insurance companies and other approved financial institutions and certain types of fixed income securities. A small portion of the funds is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of the principal, when the contract matures. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the life of the contract.
Alger MidCap Growth Institutional Portfolio Institutional Class
Normally invests in mid-sized companies. The portfolio invests primarily in the equity securities of companies having market capitalizations, at the time of investment, within the range of companies in the S&P MidCap 400 Index.
Fidelity Low-Priced Stock Fund
Normally invest at least 80% of total assets in low-priced common stocks (those priced at or below $35 per share), which can lead to investments in small and medium sized companies. The fund may potentially invest in stocks not considered low-priced. The fund may invest in securities of domestic and foreign issuers.
Managers Special Equity Fund
Normally invests primarily in common and preferred stocks of small and medium sized U.S. companies that are believed to have superior growth potential, either in stocks of companies that are in the early stages of their corporate life cycle or not yet recognized, or in more

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
established companies that are experiencing rapid growth. The fund may also invest in debt securities (bonds).
Morgan Stanley Institutional Fund Trust Value Portfolio — Advisor Class
Normally invests in common stocks of medium to large companies (equity capitalization generally greater than $2.5 billion) that are considered undervalued or out of favor with other investors.
The Oakmark Select Fund
Primarily invests in common stocks of U.S. companies. The fund is nondiversified, which means that it is not limited to a top percentage of assets that it may invest in any one issuer.
Fidelity Freedom Income Fund
Invests approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.
Fidelity Freedom 2000 Fund
Invests approximately 23% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 37% in Fidelity money market mutual funds. The mix of underlying funds will gradually become more conservative over time.
Fidelity Freedom 2010 Fund
Invests approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds, and 10% in Fidelity money market mutual funds. The mix of underlying funds will gradually become more conservative over time.
Fidelity Freedom 2020 Fund
Invests approximately 70% in Fidelity stock mutual funds, and 30% in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.
Fidelity Freedom 2030 Fund
Invests approximately 82% in Fidelity stock mutual funds, and 18% in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.
Fidelity Freedom 2040 Fund
Invests approximately 88% in Fidelity stock mutual funds, and 12% in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.
Fidelity BrokerageLink
The participant has the sole discretion over which assets to invest in. Investment options consist of most listed stocks and other mutual funds.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Julius Baer International Equity Fund
Primarily invests in a wide range of international stocks and other securities. The Fund’s assets are invested primarily outside of the United States.
Lord Abbett Small Cap Value A
Normally invests at least 80% of assets in equity securities of companies with market capitalizations of less than $2 billion at the time of purchase. It may invest in common stocks, convertible securities, convertible preferred stocks and warrants. The fund may also invest in convertible securities, ADRs, options for hedging, obligations of the U.S. government and agencies, commercial paper, bank certificates of deposit, bankers’ acceptance and repurchase agreements.
Goldman Sachs Small Cap Value Inst
Normally invests at least 80% of assets in equity securities in small-cap issuers with market capitalizations within the range of the market capitalization of companies in the Russell 2000 Value Index. It may invest up to 25% of assets in foreign securities, including securities of issuers in emerging countries. The fund may also invest up to 20% of assets in companies with market capitalizations outside the range of companies in the Russell 2000 Value Index and in fixed-income securities, such as government, corporate and bank debt obligations.
LCC Stock Fund (closed to future contributions)
Normally invests in the stock of the Company as well as short-term investments. The amount of short-term investments is based upon the target established by the Company, but the actual amount of short-term investments on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund.
(k)	Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of the rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants. Since the Plan Sponsor’s merger with US Airways Group, Inc. in September, 2005 the Plan continues to evaluate opportunities to terminate, freeze or merge with other Plans in the new control group. No decisions on these activities have been reached as yet.
(2)	Plan Amendments

Amendment 2004-1
1.	The Company amended the Plan by the addition of Appendix C, effective January 1, 2004. Appendix C of the Plan was adopted to reflect certain provisions of the collective bargaining agreement entered into by the Company and ALPA, effective December 30, 2003. The benefits and other provisions of the amendment are applicable only to Participants who are employed in the job classification of pilot and included in the unit of employees covered by the ALPA Agreement (ALPA Participants).

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
2.	Voluntary After Tax Contributions. Subject to any applicable limitations, an ALPA Participant may elect Voluntary After-Tax Contributions, on his own behalf up to, but not in excess of, an amount equal to 50% of said Participant’s Compensation for the Plan Year. The term, Voluntary After-Tax Contributions, shall mean an amount that an ALPA Participant elects to have deducted from his salary or wages on or after February 27, 2004, and contributed to the ALPA Participant’s Voluntary After-Tax Account, after income taxes have been withheld on such amounts. Voluntary After-Tax Contributions shall be made by payroll deduction in accordance with arrangements between each ALPA Participant and the Company. Such contributions by ALPA Participants shall be credited to the ALPA Participant’s Voluntary After-Tax Account, and shall be made in accordance with rules established by the 401(k) Administrative Committee.

3.	Company Nonelective Discretionary Contributions. The Company shall contribute to the Trust for each Plan Year, beginning with the Plan Year beginning January 1, 2003, such amounts as the Company shall determine are necessary to satisfy the requirements of the ALPA Agreement, without regard for the profits of the Company.

4.	Vesting
a)	Voluntary After-Tax Contributions shall be 100% vested and nonforfeitable at all times.

b)	Company Nonelective Discretionary Contributions shall be subject to the vesting schedule.
Amendment 2005-1
The Company amended the Plan with Amendment 2005-1 effective March 28, 2005. By this Amendment, the Company intended to reduce the mandatory distribution limit of $5,000 to $1,000 in order to comply with Section 401(a)(31)(B) of the Code.
Amendment 2005-2
The Company amended the Plan with Amendment 2005-2 effective October 1, 2005. By this Amendment, the Company intended to treat service with US Airways Group, Inc. and any subsidiary or affiliate of US Airways, Group, Inc. as service under the Plan for Eligible Employees hired by an employer directly from US Airways furlough status and waive the “first day of the month” entry date for certain Eligible Employees.
Amendment 2005-3
The Company amended the Plan with Amendment 2005-3 effective September 27, 2005. This Amendment (i) changed the name of the Company Stock Fund to the “LCC Stock Fund”; (ii) froze the newly named LCC Stock Fund to new contributions and transfers into the LCC Stock Fund from other investment vehicles; (iii) provide that Participant elections to allocate any contributions to the Company Stock Fund will be mapped to another investment vehicle selected by the 401(k) Administrative Committee if the Participant fails to direct where such amounts should be invested; and (iv) made certain other changes consistent with the foregoing.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Amendment 2005-4
The Company amended the Plan with Amendment 2005-4 effective January 1, 2006. This Amendment eliminated Employer Matching Contributions for ALPA represented Participants.
(3)	Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and changes thereon, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in funds are valued at the net asset value (fair value) per unit reported by those funds. The fair value has been measured by quoted market prices in an active market. Investments in individual funds or portfolios are accounted for as shares of the fund or portfolio. The purchase and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Loans to participants are valued at cost.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) of those investments.

(d)	Payment of Benefits

Benefits are recorded when paid.
(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005	2004
Fidelity Puritan Fund	$54,974,167	$52,742,084
Fidelity Magellan Fund	125,443,175	125,147,695
Fidelity Growth Company Fund	106,334,352	96,540,454
Fidelity Managed Income Portfolio	48,080,965	42,497,143
Each of the above is a mutual fund.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $31,512,173 as follows:

Mutual Funds	$23,329,738
LCC Stock Fund	8,182,435

$31,512,173

Realized gain	$4,756,148
Unrealized gain	26,756,025

$31,512,173

(5)	Tax Status of the Plan

The Plan received its latest determination letter on July 31, 2002, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the legal requirements of the Internal Revenue Code.

(6)	Parties-in-Interest

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan’s trustee, and therefore, these transactions are considered exempt party-in-interest transactions.

Certain Plan investments are shares of common stock of LCC Stock Fund, the Plan Sponsor and, therefore, these transactions qualify as exempt party-in-interest transactions. Investments in the LCC Stock Fund and America West Holdings Corporation’s common stock fund represented approximately 2.6% and 2.0% of plan net assets at December 31, 2005 and 2004, respectively.

(7)	Contingency

401(k) Plan Shares

During the third quarter of 2004, the Plan Sponsor became aware that an insufficient number of shares of its Class B common stock were registered for offer and sale through the Plan. In response to this registration shortfall, the Plan Sponsor promptly filed a new registration statement on Form S-8 on August 13, 2004, which registered an additional 4,500,000 shares of the Plan Sponsor’s Class B common stock to permit the continued offer and sale of such shares to participants through the Plan. Because the Plan has purchased shares of the Plan Sponsor’s Class B common stock needed for allocation to participant accounts only in the open market and not directly from the Plan Sponsor, the registration of these additional shares and their purchase by the Plan will have no dilutive impact on the outstanding equity of the Plan Sponsor. As a result of the registration shortfall, however, participants who acquired unregistered shares through their Plan accounts after June 30, 2003, and prior to August 13, 2004, may have been entitled to rescission rights or other remedies under the Securities Act of 1933, as amended. The Plan Sponsor notified affected existing and former plan participants of their potential rescission rights, but

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
cannot predict the extent to which any such rescission rights may be exercised or the impact of any possible federal or state regulatory action pertaining to the registration shortfall. Thirteen plan participants have received restorative payments in the total amount of $69,330. The Plan Sponsor does not believe, however, that any consequences arising from the registration shortfall will have a material adverse effect on the Plan’s financial position or results of operations.
(8)	Prohibited Party-in-Interest Transactions

A series of 46 participants’ contributions totaling $21,663 were withheld from the participants’ pay during 2005, but were not remitted to the Plan’s trust within the time frame required by the Department of Labor under the plan asset rules. This constituted a cumulative $21,663 loan from the Plan to the Plan Sponsor for the period in 2005 when such plan assets would have been otherwise remitted through the dates such plan assets were remitted. The loan interest of $820, based on Department of Labor Regulations for calculation of lost earnings under the Voluntary Fiduciary Correction Program, were remitted to the Plan’s trust on June 27, 2006, and credited to the participants’ accounts.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2005
Net assets available for benefits per the financial statements	$580,240,731
Certain deemed distributions of participant loans at December 31, 2005	(254,633)

$579,986,098

The following is a reconciliation of increase in net assets available for benefits per the financial statements to the Form 5500:

Year ended
December 31, 2005
Increase in net assets available for benefits per the financial statements	$84,369,975
Certain deemed distributions of participant loans for the year ended December 31, 2004	239,036
Certain deemed distributions of participant loans for the year ended December 31, 2005	(254,633)

$84,354,378

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
EIN: 86-0847214
PLAN NUMBER: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
Year ended December 31, 2005

		(c) Description of investment, including
	(b) Identity of issuer, borrower,	maturity date, rate of interest, collateral,		(e) Current
(a)	lessor of similar party	par, or maturity value	(d) Cost	value
***	US Airways Group, Inc.	LCC Stock Fund	**	$15,271,385
*	Fidelity Investments, Inc.	Fidelity Puritan Fund	**	54,974,167
*	Fidelity Investments, Inc.	Fidelity Magellan Fund	**	125,443,175
*	Fidelity Investments, Inc.	Fidelity Equity Income II Fund	**	15,987,049
*	Fidelity Investments, Inc.	Spartan U.S. Equity Index Fund	**	23,819,002
*	Fidelity Investments, Inc.	Fidelity U.S. Bond Index Fund	**	15,207,383
*	Fidelity Investments, Inc.	Fidelity Growth Company Fund	**	106,334,352
*	Fidelity Investments, Inc.	Fidelity Overseas Fund	**	27,715,569
*	Fidelity Investments, Inc.	Fidelity Managed Income Portfolio	**	48,080,965
*	Fidelity Investments, Inc.	Fidelity Low Price Stock Fund	**	23,202,527
*	Fidelity Investments, Inc.	Fidelity Freedom Income Fund	**	2,763,498
*	Fidelity Investments, Inc.	Fidelity Freedom 2000 Fund	**	560,746
*	Fidelity Investments, Inc.	Fidelity Freedom 2010 Fund	**	4,277,798
*	Fidelity Investments, Inc.	Fidelity Freedom 2020 Fund	**	12,944,572
*	Fidelity Investments, Inc.	Fidelity Freedom 2030 Fund	**	18,963,330
*	Fidelity Investments, Inc.	Fidelity Freedom 2040 Fund	**	2,245,556
*	Fidelity Investments, Inc.	Fidelity BrokerageLink	**	10,142,990
	Fred Alger Management, Inc.	Alger MidCap Growth Institutional Portfolio- Institutional Class	**	12,879,243
	The Managers Funds, LLC	Managers Special Equity Fund	**	4,262,158
	Morgan Stanley Investments, LP	Morgan Stanley Institutional Fund Trust Value Portfolio — Advisor Class	**	5,059,996
	Harris Associates LP	The Oakmark Select Fund	**	14,846,709
	Julius Baer Holdings, Ltd.	The Julius Baer International Equity Fund	**	9,967,727
	Lord, Abbett & Co. LLC	Small Cap Value Fund	**	6,125,901
	Goldman Sachs & Co	Small Cap Value Inst	**	832,253
	Participant Loans	Various rates of interest ranging from 5% to 10.5% maturing between four months and 5 years and collateralized by the participant’s account balances	—	17,771,760

				$579,679,811

*	A related party to the Plan’s Trustee, therefore, a party-in-interest for which a statutory exemption exists.

**	Disclosed for nonparticipant-directed investments only.

***	Investment qualifies as a party-in-interest for the Plan.
See accompanying Report of Independent Registered Public Accounting Firm.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
EIN: 86-0847214
PLAN NUMBER: 001
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2005

		(c) Description of transactions
		including maturity date,
	(b) Relationship to plan, employer,	rate of interest, collateral,	(d) Amount on	(e) Lost
(a) Identity of party involved	or other party-in-interest	par or maturity value	Line 4(a)	Interest
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	$2,400	$90
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	2,400	90
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	2,305	86
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	2,000	75
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	2,000	75
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	1,600	60
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	1,600	60
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	1,200	45
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	1,200	45
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	960	36
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	600	22
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	560	21
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	480	18
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	384	31
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	204	7
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	197	7
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	132	5
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	129	4
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	127	4
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	122	4
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	110	4
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	91	3
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	86	3
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	79	3
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	67	2
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	60	2
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	54	2
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	52	2
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	52	2
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	45	2
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	41	1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	37	1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	37	1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	36	1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	35	1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	31	1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	29	1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	26	under $1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	21	under $1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	16	under $1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	13	under $1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	11	under $1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	11	under $1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	11	under $1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	7	under $1
US Airways Group, Inc.	Plan Sponsor	Employee deferral not timely remitted*	6	under $1

			$21,663	$820

*	Represents a participant’s contribution that was withheld from the partcipant’s wages, but not timely remitted to the Plan by the Plan Sponsor.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Future Care: The America West Airlines 401(k) Plan

June 27, 2006	/s/ Derek J. Kerr

Derek J. Kerr

Senior Vice President and

Chief Financial Officer

US Airways Group, Inc.
EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – KPMG LLP